Anil Dhirubhai Ambani Group

08002924

RECEIVED
2008 MAY 30 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 20, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated May 20, 2008 intimating about disclosures with respect to acquisition of equity shares of the Company

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

PROCESSED
JUN 02 2008
THOMSON REUTERS

5/30

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

May 20, 2008

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub.: Disclosures under:

Regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 and;
Regulation 7 (3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We enclose herewith the following disclosures, as received from Morgan Stanley & Company International plc.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 **Annexure A**

2. Disclosure as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

<u>Annexure A</u>

DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGE BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997		
Name of the Target company	**Reliance Infrastructure Limited (formerly Reliance Energy Limited)**	
Date of reporting	May 20, 2008	
Name of the stock exchanges where the shares of the target company are listed	1. National Stock Exchange of India Limited 2. Bombay Stock Exchange Limited	
Details of the acquisition / ~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers / ~~sellers and PACs with them~~	1. Morgan Stanley & Co. International plc a/c. Morgan Stanley Mauritius Co. Ltd 2. Morgan Stanley & Co. International plc a/c. Morgan Stanley Investments (Mauritius) Ltd	
Date of acquisition / ~~sale~~	May 13, 2008	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	May 15, 2008	
Mode of acquisition (e.g. open market/public issue/rights issue/ preferential allotment/*inter se* transfer etc.)	Open Market	
Mode of sale (e.g. open market /MOU/off market etc.)	Not Applicable	
Particulars of acquisition/sale	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer/~~seller~~ before acquisition/sale	11,583,116	4.8970%
(b) Shares/voting rights acquired/~~sold~~	299,866	0.1268%
(c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~	11,882,982	5.0338%
Paid up capital/total voting capital of the target company before the said acquisition	23,40,47,284 Equity Shares of Rs. 10 each	
Paid up capital/total voting capital of the target company after the said acquisition	23,40,47,284 Equity Shares of Rs. 10 each	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: May 20, 2008

Annexure B

Form A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13 (1) and 13 (6)]

Regulation 13 (6) - Details of acquisition of 5 % or more shares in a listed company, Reliance Infrastructure Limited (formerly Reliance Energy Limited)

Name & Address of shareholder with telephone number	Shareholding prior to acquistion	No. & % of shares / voting rights acquired	~~Date of receipt of allotment / advice~~ Date of acquistion (specify)	Date of intimation to Company	Mode of acquisition (market purchase / public / rights / preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No of the TM	Exchange on which trade was executed	Buy quantity	Buy value (in Rs.)
1. Morgan Stanley & Co. International plc a/c. Morgan Stanley Mauritius Co. Ltd.	1,15,83,116 (4.8970%)	299,866 (0.1268%)	May 13, 2008	May 15, 2008	Market Purchase	1,18,82,982 (5.0239%)	UBS Securities India Pvt Ltd. SEBI Regn No.: NSE : INB238951431	NSE	150,000	212,696,745.35
2. Morgan Stanley & Co. International plc a/c. Morgan Stanley Investments (Mauritius) Ltd							CitiGroup Global Mkts Pvt Ltd SEBI Regn no. NSE : INB231141335	NSE	150,000	212,327,139.00
							Morgan Stanley India Co Pvt Ltd SEBI Regn no: NSE : INB231054231	NSE	(134)	-185,964.05
								Total	299,866	424,837,920.30

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Date: May 20, 2008

END